United States securities and exchange commission logo





                              June 25, 2020

       Anil Idnani
       Chief Executive Officer
       Clikia Corp.
       1 Bridge Plaza
       2nd Floor
       Fort Lee, NJ 07024

                                                        Re: Clikia Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 1, 2020
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 1, 2020
                                                            File No. 024-11230

       Dear Mr. Idnani:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed June 1, 2020

       Risk Factors, page 4

   1.                                                   We note the following
disclosure related to your aviation business:

                                                            "[i]n the future,
we may experience rapid growth in our aviation services, which could place a
significant strain on our company's infrastructure, in general, and our internal controls
and other managerial, operating and financial resources, in
                                                            particular. If we
are unable to manage future expansion effectively, our business would be harmed.
There is, of course, no assurance that we will enjoy rapid
                                                            development in our
business" (page 5).
 Anil Idnani
FirstName LastNameAnil Idnani
Clikia Corp.
Comapany NameClikia Corp.
June 25, 2020
June 25, 2020 Page 2
Page 2
FirstName LastName
              "We have not commissioned any independent market studies with respect to the industry in which the Maison Luxe Business operates. Rather, our plans for implementing our aviation services and achieving profitability are based on the experience, judgment and assumptions of our sole executive officer. If these assumptions prove to be incorrect, we may not be successful in establishing the
              Maison Luxe Business" (page 5).

              "The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the aviation industry, general economic conditions and our future revenue and expenditure estimates" (page 10).

         However, we note your disclose on page 16 that, "in May 2020, we ceased our aviation services efforts with the acquisition of the Maison Luxe Business." Please revise to clarify whether and to what extent you will be offering any aviation services, or remove references to the risks related to your aviation business from your filing, and the impact of the aviation industry on your use of proceeds.
Procedures for Subscribing, page 11

2. We note your disclosure that investors must "[e]lectronically execute and deliver a subscription agreement;" and "[d]eliver funds directly by check or by wire or electronic funds transfer via ACH to [y]our specified bank account." Please clarify whether investors must take this action through your website, or if there are other means to execute and deliver a subscription agreement, and deliver funds to you. If there are other means, please describe them in your filing. In this regard, we note that we were unable to find on your website any references to where and how to subscribe electronically.
3. We note your disclosure that "[i]f you are interested in subscribing for Offered Shares in this offering, please go to www.maisonluxeny.com and electronically receive and review the information set forth on such website." The URL you provide in your offering circular includes a link for "Investors," and your Investors page provides a link to download investor materials. It appears that these materials are "testing-the-waters" materials. In this regard, please confirm your understanding that "testing-the-waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular, or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. Where you currently provide the soliciting materials on your public website, include the information required by Securities Act Rule 255(b)(4).
Description of Securities, page 12

4. We note that you refer to "convertible debt instruments" throughout your filing. However, we were unable to find a description of these convertible debt instruments here or elsewhere in your filing. Therefore, please amend your filing to describe these convertible
 Anil Idnani
Clikia Corp.
June 25, 2020
Page 3
         debt instruments, including the total amount currently issued and outstanding, the transactions by which these securities were issued, and any other information material to an understanding of these convertible debt instruments. If these debt instruments were issued to related parties, please provide the information required by
Item 404 of
         Regulation S-K.
Plan of Operation, page 16

5. We note your disclosures that "[s]ince its founding through the date of its acquisition by our company, the Maison Luxe business had derived in excess of $1.5 million in revenues through its various sales channels;" and "[i]t is expected that [an] e-commerce platform will be ready to launch during the third quarter of 2020." Please describe the "various sales channels" through which Maison Luxe has derived revenues, and disclose whether you expect to continue using these sales channels in future periods, including when your
         e-commerce platform has been launched. Please also clarify your statement that you "currently lack adequate capital with which to establish the complete Maison Luxe
         Business plan of operation and there is no assurance that we will ever be successful in obtaining capital, including through this offering," considering your disclosure that the
         Maison Luxe business is already generating revenue and your disclosure on page 5 that you expect to generate revenues in the second quarter of 2020. Executive Compensation, page 18

6. Please amend your filing to include a Summary Compensation table for each of your last two completed fiscal years. See Item 402(n) of Regulation S-K. In this regard, you disclose beginning on page 18 certain bonuses and employment agreements that relate to your 2018 and 2019 fiscal years.
Security Ownership of Certain Beneficial Owners and Management, page 18

7. It appears from your table in this section that the beneficial ownership for each enumerated party remains the same before and after the offering. Considering that you are offering shares of your common stock in this offering, please amend your filing to show the percentage change in beneficial ownership of common stock after this offering, assuming you issue shares pursuant to this offering.
Certain Relationships and Related Transactions
Acquisition of Assets of Maison Luxe, LLC, page 19

8. Your disclosure indicates you acquired substantially all of the assets and business of
       Maison Luxe, LLC pursuant to a plan and agreement of reorganization in May, 2020.
FirstName LastNameAnil Idnani
       Please include financial statements and pro forma financial information for this
Comapany NameClikia Corp. in your offering statement. Refer to the guidance in
(b)(7)(iii) and
       acquisition transaction
June 25, 2020Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X stated therein.
       (iv) of Page 3
FirstName LastName
 Anil Idnani
FirstName LastNameAnil Idnani
Clikia Corp.
Comapany NameClikia Corp.
June 25, 2020
June 25, 2020 Page 4
Page 4
FirstName LastName
Clikia Corp. Financial Statements
Notes to Consolidated Financial Statements
Note 14. Subsequent Event
Acquisition of Maison Luxe, LLC, page F-9

9. Please revise to disclose the nature and amount of the consideration issued to acquire the
         Maison Luxe, LLC business and explain how you determined the fair value of the consideration issued. Also, please disclose how you accounted for this acquisition transaction.
General

10. We note the statement that the estimated price will be between $0.25 and $2.50. Please revise to provide a bona fide range consistent with Rule 253(b)(2) of Regulation A and confirm, if true, that you intend to file an offering circular supplement under Rule 253(g).
         In this regard, please note that the range must not exceed $2 for offerings where the upper end of the range is $10 or less.
11. Please disclose the nature of the disparate voting rights of the Series A Super-Voting
         Preferred Stock and your common stock in your cover page and summary.
12. We note your disclosure that "a minimum purchase of $300 of the Offered Shares is required in this offering." Please clarify on your cover page, as you do on page 11, that
         "[i]f you have satisfied the minimum purchase requirement [of $300], any additional purchase must be in an amount of at least $50.00."
13. We note your disclosure that "[you] will not be required to file any other reports with the
         SEC following this offering. However, during the pendency of this offering and following this offering, [you] intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets." Please confirm your understanding that while your offering is ongoing you may need to file any information included in such reports, if necessary, as a post-qualification amendment or supplement, depending on the facts and circumstances. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g) of
         Regulation A for further guidance.
 Anil Idnani
FirstName LastNameAnil Idnani
Clikia Corp.
Comapany NameClikia Corp.
June 25, 2020
June 25, 2020 Page 5
Page 5
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer L pez-Molina at (202) 551-3792 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services